FILED PURSUANT TO RULE 424(B)(3)

REGISTRATION NO. 333-122935-03

November 20, 2006 Prospectus Supplement to the Prospectus Supplement dated July 14, 2006 and the Prospectus dated July 14, 2006

On September 1, 2006, Reef Global Energy VIII, L.P. acquired interests in two oil and gas prospects in south Louisiana.  One is located on the property described as Township 17 South, Range 15 East, all or portions of Sections 39, 40, 41, 44, 45 and 46, Terrebonne Parish, Louisiana.  The second is located on the property described as portions of Sections 31, Township 16 South, Range 12 East, Section 6, Township 17 South, Range 12 East, and Section 1, Township 17 South, Range 11 East, St. Mary’s Parish, Louisiana.  One oil and gas well is currently being drilled on the Terrebonne Parish property.  The partnership will have a 1.295% working interest in the well before payout (an approximate 0.9065% net revenue interest) and a 1.227% working interest in the well after payout (an approximate 0.8589% net revenue interest).  The well will be drilled to a depth of approximately 20,500 feet (true vertical depth) or a depth sufficient to test the Rob L Sands formation.  Denbury Onshore, LLC is the operator of the well.

Drilling operations on another well, located on the St. Mary’s Parish property, are expected to commence during the fourth quarter of 2006.  The partnership will have a 4.11% working interest in the well (an approximate 2.877% net revenue interest).  The partnership will be responsible for paying 5.48% of the costs associated with operations on the well before the casing is set and 4.11% of the costs after the casing is set.  The well will be drilled to a depth of approximately 16,500 feet (true vertical depth) or a depth sufficient to test the Rob L Sands formation.  Burlington Resources Inc. (which is now owned by ConocoPhillips Co.) is the operator of the well.